EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

Dear Equal Shareholders,

The third quarter of 2011 represents the first full quarter incorporating the Hunton production from the June 1, 2011 acquisition of the principal assets of our former joint venture partner in Oklahoma.  Our production volume averaged 11,263 boe per day for Q3 2011, representing a 19% increase over the Q2 2011 average of 9,467 and a 28% increase from Q3 2010 of 8,777 boe per day.

Subsequent to the quarter end, Equal announced the divestiture of non-core assets for proceeds of $49.4 million with the intention of improving the balance sheet.  In particular, we now have all the required financial flexibility to retire the $39.1 million of 8.25% convertible debentures coming due in June 2012.

Q3 2011 was a very active quarter with the drill bit with up to four rigs running, two in Canada and two in Oklahoma.  Capital expenditures during the quarter were $29 million focused on our core plays at Twin Cities Central Dolomite, Alliance Viking and Lochend Cardium with additional capital spent on a seven well vertical Hunton program at our K9/Big Bird area in Oklahoma.

Oklahoma

Hunton Vertical Program
Our seven well vertical drilling program in Oklahoma has successfully added to our Hunton production and also has the added benefit of preserving the Mississippian rights in the seven sections drilled that would have otherwise expired prior to the end of Q3.  By the end of Q3, six of the seven wells were tied-in and producing a total of approximately 270 boe per day with one well awaiting tie in during Q4.  One well of this program was perforated in the Mississippian zone and is showing encouraging results.  This well will require fracture stimulation to achieve its full potential and is planned for early 2012.

Emerging Mississippian Play
Equal now has over 11,100 net undeveloped acres held by production in the Mississippian play and another 8,700 net undeveloped acres held under leases.  This land base has enough size to add a stand-alone Mississippian play to our portfolio and is located in an area that has seen significant nearby drilling activity by large U.S. independent E&P companies using horizontal, multi-stage frac technology.  Equal is reviewing the various alternatives to develop this asset during the upcoming year.

Twin Cities/Central Dolomite Core Area
In our Twin Cities/Central Dolomite area (“TCCD”) where 2011 drilling commenced on March 26, 2011 we continue to demonstrate our core Hunton drilling performance and the drilling results have confirmed our optimism about this play.  One TCCD well drilled by Equal in 2010 came on stream on October 28, 2010, inclined steadily for the first four months and continues to produce at a steady rate of 160 boe per day.

During 2011, Equal has drilled a total of six TCCD horizontal multi-leg wells.  To date, five of the six wells are on production with performance on average meeting expectation, delivering total production at this time of approximately 510 boe per day.  The sixth TCCD well is expected to be tied-in during November 2011.

Canada

In Canada, we brought on more oil in our two core light oil reserve plays with generally improving performance as we advance our knowledge of the geology and drilling and completion techniques.

Viking
During Q3, we drilled an additional three Viking oil wells, resulting in a total of nine wells drilled in 2011 and a total of fifteen wells into the play.  All wells are currently on production.  During the quarter, we also tested new drilling and completion techniques that included the use of a built-for-purpose drilling rig, a modified casing strategy and an innovative continuous fracture stimulation tool.  We believe that ultimately these methods will result in lower costs and better productivity as we tackle this large resource on Company lands.

Cardium
During Q3, we drilled and brought on stream one additional Cardium oil well bringing the total to three for 2011 and a total of eight wells drilled into the play.  The three 2011 wells are among the strongest of all our wells drilled to date.  Participation in an industry gas gathering system allowed us to ship the first of our associated gas production from this play, which until now has not be saleable.  By early 2012, we anticipate having all our associated gas conserved and sold into the market.

We look forward to growing Equal and enhancing shareholder value as a dynamic exploration and production company based around focused management, an active drilling program and efficient operations. Equal’s oil and liquids rich asset base in the Cardium, Viking and Hunton provides years of drilling inventory.  We’ve now added an exciting and potentially extensive opportunity in the Mississippian.  The future for Equal looks bright.

As always, I’d like to acknowledge the continued hard work of my colleagues at Equal, the guidance of our board of directors, and the ongoing support of Equal’s shareholders.

Sincerely,

Signed “Don Klapko”

President and Chief Executive Officer
November 10, 2011

Q3 2011 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

INTRODUCTION: The following is Management’s Discussion and Analysis (“MD&A”) of Equal Energy Ltd. (the “Company” or “Equal”) for the three and nine months ended September 30, 2011.  This MD&A should be read in conjunction with the MD&A and consolidated financial statements, together with the accompanying notes, of the Company for the year ended December 31, 2010 as well as the unaudited interim consolidated financial statements, together with the accompanying notes of the Company for the nine-month period ended September 30, 2011.  All amounts are stated in Canadian dollars and in accordance with International Financial Reporting Standard 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board. Previously, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles.  This commentary is based on information available to, and is dated, November 9, 2011.

CONVERSION: Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

NON–GAAP TERMS: This document contains the terms “funds from operations”, “working capital” and “cash flow netback”, which do not have any standardized meaning as prescribed by IFRS and previous GAAP and, therefore, are considered non-GAAP measures. Non-GAAP measures are commonly used in the oil and gas industry and by Equal to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations. The Company uses these measures to help evaluate its performance.  The Company considers funds from operations a key measure for the ability of the Company to repay debt and to fund future growth through capital investment.  The term should not be considered as an alternative to, or more meaningful indicator of performance than cash provided by operating activities as determined in accordance with IFRS.  The Company considers cash flow netback a key measure for the ability of the Company to analyze the profitability of its operations.  The term should not be considered as an alternative to, or more meaningful indicator of performance than net income or loss as determined in accordance with IFRS.  Funds from operations, working capital and cash flow netback, as determined by the Company may not be comparable to that reported by other companies.  The reconciliation of funds from operations to cash provided by operating activities and of cash flow netback to net income or loss can be found in the non-GAAP financial measures section of this MD&A.  The working capital calculations can be found in the liquidity and capital resources section of the MD&A.

This MD&A also contains other terms such as working capital including long-term debt and operating netbacks which are not recognized measures under IFRS.  Management believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt and secondly, the amount of revenues received after transportation, royalties and operating costs.  Readers are cautioned, however that these measures should not be construed as an alternative measures of performance to other terms such as current and long-term debt or net income determined in accordance with IFRS.  Equal’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

FORWARD-LOOKING STATEMENTS: Certain information contained herein may contain forward-looking statements including management’s assessment of future plans and operations, drilling plans and timing thereof, expected production increases from certain projects and the timing thereof, the effect of government announcements, proposals and legislation, plans regarding wells to be drilled, expected or anticipated production rates, expected exchange rates, anticipated borrowing base under credit facility, maintenance of productive capacity and capital expenditures and the nature of capital expenditures and the timing and method of financing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks.  All statements other than statements of historical facts contained in this MD&A are forward-looking statements.  The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate,” “intend”, “should”, “plan”, “expect” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements.  The Company has based these forward-looking statements on the current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs.

These forward-looking statements are subject to uncertainties, assumptions and a number of risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  The recovery and reserve estimates of Equal’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.  Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.  In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the result of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator  of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisitions, development and exploration; the timing and cost of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate reasonably priced transportation; future commodity oil and gas prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products.  Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Additional information on these and other factors could effect Equal’s operations and financial results are included in reports on file with the Canadian and United States regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or the EDGAR website (www.sec.gov/edgar.shtml), or at Equal’s website (www.equalenergy.ca).  Furthermore, the forward-looking statements contained herein are made as at the date hereof and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of the new information, future events or otherwise, except as may be required by applicable securities law.  The Company operates in a very competitive and rapidly changing business environment.  New risk factors emerge from time to time and it is not possible for management to predict all risk factors, nor can the Company assess the result of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.  The reader should not rely upon forward-looking statements as predictions of future events or performance.  The Company cannot provide assurance that the events and circumstances reflected in the forward-looking statements will be achieved or occur.  Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data.  These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

CORPORATE PROFILE

Equal Energy Ltd. is a value oriented exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares are listed on the New York Stock Exchange (EQU) and Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange (EQU, EQU.DB.A and EQU.DB.B).

The Company’s portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 52% crude oil and natural gas liquids (“NGL”) and 48% natural gas.

	Three months ended September 30			Nine months ended September 30
Q3 2011 Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2011	2010	Change	2011	2010	Change
FINANCIAL
Oil, NGL and natural gas revenues including realized hedging	44,452	34,267	30%	121,354	109,009	11%
Funds from operations (1)	17,435	11,402	53%	45,617	37,302	22%
Per share – basic (2) (3) ($)	0.50	0.42	19%	1.47	1.58	(7%)
Per share – diluted (2) (3) ($)	0.50	0.42	19%	1.43	1.58	(9%)
Net income/(loss)	(2,642)	(3,111)	(15%)	468	(4,096)	(111%)
Per share – basic (2) (3) ($)	(0.08)	(0.11)	(27%)	0.02	(0.17)	(112%)
Per share – diluted (2) (3) ($)	(0.08)	(0.11)	(27%)	0.01	(0.17)	(106%)
Total assets	536,232	397,499		536,232	397,499
Working capital deficit including long-term debt (4)	(141,864)	(3,995)		(141,864)	(3,995)
Convertible debentures	80,332	120,016		80,332	120,016
Shareholders’ equity	243,810	216,904		243,810	216,904
SHARES OUTSTANDING
Shares outstanding – basic (2) (3) (000s)	34,667	27,115		31,124	23,551
Shares outstanding – diluted (2) (3) (000s)	34,667	27,115		31,849	23,551
Shares outstanding at period end (3) (000s)	34,736	27,673		34,736	27,673
OPERATIONS
Average daily production
Oil (bbls per day)	2,306	2,596	(11%)	2,472	2,473	0%
NGL (bbls per day)	3,580	2,395	49%	2,869	2,530	13%
Gas (mcf per day)	32,264	22,713	42%	26,767	25,672	4%
Total (boe per day)	11,263	8,777	28%	9,802	9,282	6%
Average sales price
Oil ($ per bbl)	82.24	68.00	21%	81.70	70.32	16%
NGL ($ per bbl)	48.40	38.23	27%	49.04	41.63	18%
Gas ($ per mcf)	3.73	4.59	(19%)	3.80	4.68	(19%)
Cash flow netback (1) ($ per boe)
Revenue (5)	42.90	42.44	1%	45.35	43.02	5%
Royalties	8.82	8.23	7%	9.17	8.83	4%
Production expenses	11.11	11.88	(6%)	11.63	10.80	8%
Transportation expenses	0.39	0.62	(37%)	0.49	0.69	(29%)
Operating netback	22.58	21.71	4%	24.06	22.70	6%
General and administrative	2.67	5.94	(55%)	3.62	5.10	(29%)
Cash interest expense	2.81	3.49	(19%)	3.19	3.34	(4%)
Other cash costs (6)	0.27	(1.84)	(115%)	0.20	(0.46)	(143%)
Cash flow netback	16.83	14.12	19%	17.05	14.72	16%
(1)	Funds from operations and cash flow netback are non-GAAP financial measures. Please refer to “Non-GAAP Financial Measures”.
(2)	Weighted average shares outstanding. See Note 10 in Notes to Financial Statements.
(3)	Restated to reflect the three for one exchange of trust units for common shares.
(4)
Working capital deficit including long-term debt is a non-GAAP term and includes total bank debt, current assets and current liabilities excluding convertible debentures and unrealized gains/losses on commodity contracts.

(5)	Price received includes realized commodity contract gains or losses and excludes unrealized mark-to-market gain or loss.
(6)                                              Other cash costs include realized foreign exchange gains and losses.

Q3 2011 FINANCIAL REPORT

EQUAL ENERGY LTD.
MESSAGE TO SHAREHOLDERS

QUARTERLY FINANCIAL INFORMATION (in thousands of Canadian dollars except for per share amounts)

	2011			2010				2009 (Previous GAAP)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues including realized hedging	44,452	41,824	35,078	34,704	34,267	35,689	39,053	37,055
Funds from operations	17,435	16,602	11,580	9,338	11,402	11,357	14,543	11,803
Income/(loss) before taxes	(514)	8,651	(6,205)	(35,510)	(3,846)	(2,968)	2,009	(8,930)
Income/(loss)	(2,642)	6,492	(3,382)	(38,556)	(3,111)	2,720	(3,705)	(8,939)
Income/(loss) per share – Basic (1) ($)	(0.08)	0.21	(0.12)	(1.39)	(0.11)	0.12	(0.17)	(0.42)
– Diluted (1) ($)	(0.08)	0.19	(0.12)	(1.39)	(0.11)	0.12	(0.17)	(0.42)
(1) Restated to reflect the three for one exchange of trust units for common shares.

Q3 and Q2 2011 revenues including realized hedging, funds from operations and income are higher than the previous quarters due to increased production from an acquisition on June 1, 2011, higher prices received for oil and NGLs and Equal’s focus on light oil resource plays in Alberta and NGLs in Oklahoma.  During Q4 2010, the higher loss was due to an impairment in property, plant and equipment and the resultant funds from operations were lower due to legal fees relating to claims made by a joint venture participant in Oklahoma.

OVERALL PERFORMANCE

Average production in Q3 2011 was 11,263 boe per day which increased 28% compared to Q3 2010 production of 8,777 boe per day primarily due to the acquisition of Hunton assets which closed June 1, 2011, Equal’s drilling program and well optimization projects which were partially offset by natural decline rates for Equal’s wells, the disposition of non-core sour gas assets in July 2010 and shut-in production due to a third party processor’s turnaround in northeast British Columbia.  The third party processor’s turnaround, which lasted 24 days, negatively impacted Q3 2011 production by approximately 180 boe per day.  This production was all back on by October 1, 2011.

Overall, oil prices received in Q3 2011 increased 21% to $82.24 per barrel compared to $68.00 per barrel in Q3 2010.  NGL prices received in Q3 2011 also increased 27% to $48.40 per bbl compared to $38.23 per bbl in Q3 2010.  Natural gas prices received in Q3 2011 decreased 19% to $3.73 per mcf from $4.59 per mcf in Q3 2010.  Royalties in Q3 2011 increased 7% to $8.82 per boe compared to $8.23 per boe in Q3 2010 due to higher oil and NGL prices received.  Production expenses in Q3 2011 decreased 6% to $11.11 per boe compared to $11.88 per boe in Q3 2010 due to the production from the Hunton acquisition having lower than average operating costs per boe.

G&A expenses in Q3 2011 decreased 55% to $2.67 per boe from $5.94 per boe in Q3 2010 due to legal fees in Q3 2010 related to court proceedings involving a former joint venture participant that ended during Q2 2011, additional production from the June 1, 2011 acquisition and Equal’s focus on cost management.  Cash interest expense decreased 19% on a per boe basis to $2.81 per boe in Q3 2011 compared to $3.49 per boe in Q3 2010 mainly due to the increase in production volumes and the refinancing of the 8.0% convertible debentures with 6.75% convertible debentures and the bank credit facility.

The overall result was that funds from operations in Q3 2011 increased 53% to $17.4 million compared to $11.4 million in Q3 2010.  On a per share basis, cash flow increased 19% to $0.50 per share in Q3 2011 compared to $0.42 per share in Q3 2010.  Per boe cash flow netbacks continue to improve, up 19% to $16.83 per boe in Q3 2011 from $14.12 per boe in Q3 2010.  The increase in funds from operations is mainly due to the increase in commodity prices for oil and NGLs, the increase in production of NGLs and natural gas and the decrease in G&A expenses which were partially offset by the increase in royalties and the decrease in prices for natural gas.  Q3 2011 had a loss of $2.6 million compared to a loss of $3.1 million in Q3 2010.

SALES VOLUMES

Production
	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Daily sales volumes – average
Oil (bbls per day)	2,306	2,596	(11%)	2,472	2,473	0%
NGL (bbls per day)	3,580	2,395	49%	2,869	2,530	13%
Natural gas (mcf per day)	32,264	22,713	42%	26,767	25,672	4%
Total (boe per day)	11,263	8,777	28%	9,802	9,282	6%

Sales volumes mix by product
Oil	20%	30%		25%	27%
NGL	32%	27%		29%	27%
Natural gas	48%	43%		46%	46%
	100%	100%		100%	100%

Average production for Q3 2011 of 11,263 boe per day was 28% higher than the Q3 2010 production of 8,777 boe per day mainly due to the Hunton acquisition on June 1, 2011, production from additional wells drilled and a reactivation and workover program which were partially offset by the disposition of non-core assets in west central Alberta in July 2010, natural decline rates for Equal’s wells and a third party processor’s turnaround.  The increased NGL and natural gas production is mainly a result of the Hunton acquisition while the drop in oil is due to higher than anticipated declines in certain mature fields and a reduction in flush oil production from new wells in Q3 2010.

Q3 2011 production increased 19% compared to Q2 2011 production of 9,467 boe per day mainly due to the Hunton acquisition being in effect for the entire quarter and the production from new wells drilled during the year which was partially offset by natural decline rates for Equal’s wells and a third party processor’s turnaround.  The third party processor’s turnaround in Desan, British Columbia, which was originally planned for six days encountered difficulties causing production to be shut in for 24 days and negatively impacted production during Q3 2011 by approximately 180 boe per day.

For the nine months ended September 30, 2011, average production increased 6% to 9,802 boe per day compared to 9,282 boe per day for the same period in 2010 mainly due to the Hunton acquisition in Q2 2011, production from additional wells drilled and a reactivation and workover program which were partially offset by the disposition of non-core assets in west central Alberta during 2010, the Desan turnaround and natural decline rates for Equal’s wells.

For the nine months ended September 30, 2011, average production consisted of 2,472 boe per day of oil, 2,869 boe per day of NGLs and 26,767 mcf per day of natural gas, resulting in a mix of 25% oil, 29% NGL and 46% natural gas compared to 27% oil, 27% NGL and 46% natural gas for the same period in 2010.

On October 26, 2011, the Company announced that it entered into definitive agreements to sell several non-core properties in Canada for a total cash consideration of $49.4 million which agreements are expected to be completed by December 1, 2011.  There are two definitive agreements; one is expected to close November 15, 2011 for proceeds of $40.4 million and the other is expected to close by December 1, 2011 for proceeds of $9.0 million.  The non-core properties are located in Alberta, Saskatchewan and British Columbia and comprise total current production of approximately 2,100 boe per day, of which 51% is natural gas.  Upon closure of the transactions, Equal expects to realize lower operating costs and interest expense resulting in improved cash netbacks of approximately $3.50 per boe.

The Company expects average production to be approximately 9,400 boe per day after the dispositions of non-core assets and the sales volume mix is expected to be approximately 51% oil and NGLs and 49% natural gas.

For the nine months ended September 30, 2011, Equal rig released the following 25 (22.0 net) wells with a 96% success rate:
•	9 (7.5 net) Alliance Viking horizontal oil wells in Alberta;
•	6 (5.2 net) Big Bird and K-9 Hunton vertical natural gas wells in Oklahoma;
•	1 (0.8 net) Mississippian well in Oklahoma currently awaiting a fracture stimulation;
•	5 (4.5 net) Twin Cities / Central Dolomite Hunton liquids-rich natural gas wells in Oklahoma;
•	3 (3.0 net) Cardium horizontal oil wells in Alberta; and
•	1 (1.0 net) dry hole located in Saskatchewan.

Production by Geographic Area
	Three months ended September 30, 2011
	Canada		U.S.		Total
Daily sales volumes – average
Oil (bbls per day)	2,024	64%	282	3%	2,306	20%
NGL (bbls per day)	45	1%	3,535	44%	3,580	32%
Natural gas (mcf per day)	6,496	35%	25,769	53%	32,265	48%
Total (boe per day)	3,152	100%	8,111	100%	11,263	100%

Production by Geographic Area
	Nine months ended September 30, 2011
	Canada		U.S.		Total
Daily sales volumes – average
Oil (bbls per day)	2,209	64%	263	4%	2,472	25%
NGL (bbls per day)	53	2%	2,816	44%	2,869	29%
Natural gas (mcf per day)	7,009	34%	19,758	52%	26,767	46%
Total (boe per day)	3,430	100%	6,372	100%	9,802	100%

Canadian Operations

In Q3 2011, production in Canada of 3,152 boe per day was down 18% compared to 3,833 boe per day during Q3 2010.  The decrease is due to higher than anticipated declines in certain mature properties and the disposition of non-core assets in west central Alberta in July 2010.  Q3 2011 production was 11% lower than Q2 2011 production of 3,561 boe per day due to higher than anticipated declines in certain mature properties and unanticipated downtime in Desan associated with a third party processor’s turnaround.  This turnaround negatively impacted Q3 2011 production by approximately 180 boe per day which was all back on production by October 1, 2011.

For the nine months ended September 30, 2011, production in Canada of 3,430 boe per day was down 19% compared to 4,257 boe per day during the same period in 2010.  The decrease is due to the disposition of non-core assets in west central Alberta in July 2010 and higher than anticipated declines in certain mature properties.  Delays in drilling and completions in Q4 2010 and Q1 2011 due to poor weather resulted in lower average production than anticipated to date in 2011.

U.S. Operations

In Q3 2011, production in the United States of 8,111 boe per day increased 64% from 4,944 boe per day during Q3 2010.  The increase in production is due to the Hunton acquisition in Q2 2011, wells drilled and a reactivation and workover program.  Q3 2011 production increased 37% compared to Q2 2011 production of 5,906 boe per day due to the Hunton acquisition in effect for the full quarter and the wells drilled during the period.

For the nine months ended September 30, 2011, production in the United States of 6,372 boe per day increased 27% compared to 5,025 boe per day during the same period in 2010.  The increase in production is due to the Hunton acquisition, wells drilled and a reactivation and workover program.

COMMODITY PRICING

Pricing Benchmarks
	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
WTI (US$ per bbl)	89.76	76.20	18%	95.47	77.65	23%
Average exchange rate: US$ to Cdn$1.00	1.02	0.96	6%	1.02	0.96	6%
WTI (CDN$ per bbl)	87.96	79.25	11%	93.56	80.75	16%
Edmonton Light	91.74	74.42	23%	93.99	76.53	23%
Propane, Conway, KS (US$/bbl)	60.14	42.81	40%	57.75	45.98	26%
NYMEX (US$ per mmbtu)	4.19	4.41	(5%)	4.23	4.62	(8%)
NYMEX (US$ per mcf) (1)	4.34	4.56	(5%)	4.38	4.78	(8%)
AECO daily index (Cdn$ per GJ)	3.47	3.36	3%	3.57	3.91	(9%)
AECO daily index (Cdn$ per mcf) (2)	3.54	3.43	3%	3.64	3.99	(9%)
(1) Conversion rate of 1.0350 mmbtu per mcf.
(2) Conversion rate of 1.0194 GJ per mcf.

West Texas Intermediate (“WTI”) is a standard benchmark for the price of oil and is expressed in U.S. dollars per barrel.  The propane price quoted at Conway, KS is the closest surrogate benchmark for the blended price Equal receives for its NGL produced in Oklahoma.  The price variations at Conway, KS mirror Equal’s variations in NGL price but cannot be used to estimate Equal’s actual NGL mix due to variations in composition.  In Western Canada the benchmark for natural gas is the price at the AECO hub (a storage and pricing hub for Canadian natural gas) and is priced in Canadian dollars per gigajoule (“GJ”).  For the purposes of financial reporting, Equal expresses its realized prices for oil and gas in Canadian dollars.

Benchmark oil prices for Q3 2011 increased 18% to an average of US$89.76 per bbl WTI from US$76.20 per bbl WTI in Q3 2010.  The price increase was partially off-set by the strengthening of the Canadian dollar which averaged US$1.02 per Canadian dollar during Q3 2011 compared to US$0.96 per Canadian dollar during Q3 2010 resulting in a CDN$ WTI increase of only 11% to $87.96 per bbl from $79.25 per bbl.

Benchmark oil prices for the nine months ended September 30, 2011 increased 23% to an average of US$95.47 per bbl WTI from US$77.65 per bbl WTI compared to the same period in 2010.  The price increase was partially off-set by the strengthening of the Canadian dollar which averaged US$1.02 per Canadian dollar during the nine months ended September 30, 2011 compared to US$0.96 per Canadian dollar during the same period in 2010 resulting in a CDN$ WTI increase of 16% to $93.56 per bbl from $80.75 per bbl.

Benchmark U.S. propane prices for Q3 2011 increased 40% to an average of US$60.14 per bbl from US$42.81 per bbl in Q3 2010 which was also partially offset by the strengthening of the Canadian dollar compared to the U.S. dollar.

Benchmark U.S. propane prices for the nine months ended September 30, 2011 increased 26% to an average of US$57.75 per bbl from US$45.98 per bbl compared to the same period in 2010 which was also partially offset by the strengthening of the Canadian dollar compared to the U.S. dollar.

Benchmark natural gas prices for Q3 2011 on the NYMEX decreased 5% to an average of US$4.19 per mmbtu from US$4.41 per mmbtu in Q3 2010.  In Canada, AECO pricing increased 3% to $3.47 per GJ during Q3 2011 compared to $3.36 during Q3 2010.

Benchmark natural gas prices for the nine months ended September 30, 2011 on the NYMEX decreased 8% to an average of US$4.23 per mmbtu from US$4.62 per mmbtu compared to the same period in 2010.  In Canada, AECO pricing also decreased 9% to an average of $3.57 per GJ during the nine months ended September 30, 2011 compared to $3.91 during the same period in 2010.

Average Commodity Prices Received
	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Oil (Cdn$ per bbl)	78.90	65.85	20%	81.69	68.40	19%
Oil commodity contract settlements (Cdn$ per bbl)	3.34	2.15	55%	0.01	1.93	(99%)
Combined oil (Cdn$ per bbl)	82.24	68.00	21%	81.70	70.33	16%
NGL (Cdn$ per bbl)	48.40	38.23	27%	49.04	41.63	18%
Natural gas (Cdn$ per mcf)	3.51	3.83	(8%)	3.66	4.21	(13%)
Natural gas commodity contract settlements (Cdn$ per mcf)	0.22	0.76	(71%)	0.14	0.47	(70%)
Combined natural gas (Cdn$ per mcf)	3.73	4.59	(19%)	3.80	4.68	(19%)
Total (1) (Cdn$ per boe)	42.90	42.44	1%	45.35	43.02	5%
(1)	Price received excludes unrealized mark-to-market gain or loss on commodity contracts.

In Q3 2011, the average price received for oil by Equal, including commodity contract settlements, increased 21% to $82.24 per bbl from $68.00 per bbl in Q3 2010.  The average price received for NGLs in Q3 2011 increased 27% to $48.40 per bbl from $38.23 per bbl in Q3 2010.  The impact of a significant rise in U.S. dollar denominated WTI crude oil and related NGLs was muted by the strengthening of the Canadian dollar against the U.S. dollar.  The average price received for natural gas in Q3 2011, including commodity contract settlements, decreased 19% to $3.73 per mcf from $4.59 per mcf in Q3 2010.

For the nine months ended September 30, 2011, the average price received for oil by Equal, including commodity contract settlements, increased 16% to $81.70 per bbl from $70.33 per bbl during the same period in 2010.  The average price received for NGLs for the nine months ended September 30, 2011, increased 18% to $49.04 per bbl from $41.63 per bbl during the same period in 2010.  The impact of a significant rise in U.S. dollar denominated WTI crude oil and related NGLs was strongly muted by the strength of the Canadian dollar against the U.S. currency.  The average price received for natural gas for the nine months ended September 30, 2011, including commodity contract settlements, decreased 19% to $3.80 per mcf from $4.68 per mcf during the same period in 2010.

REVENUES

Revenues (in thousands of Canadian dollars)
	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Oil revenues	16,736	15,728	6%	55,134	46,182	19%
NGL revenues	15,944	8,425	89%	38,411	28,752	34%
Natural gas revenues	10,427	8,010	30%	26,721	29,473	(9%)
Realized gain/(loss) on commodity contracts	1,345	2,104	(36%)	1,088	4,602	(76%)
Revenues including realized hedging	44,452	34,267	30%	121,354	109,009	11%
Unrealized mark-to-market gain (loss) on commodity contracts	6,132	(1,653)	(471%)	8,393	2,428	246%
Revenues including commodity contracts	50,584	32,614	55%	129,747	111,437	16%

Revenues by Geographic Area (in thousands of Canadian dollars)
	Three months ended September 30, 2011			Nine months ended September 30, 2011
	Canada	U.S.	Total	Canada	U.S.	Total
Oil revenues	14,500	2,236	16,736	48,647	6,487	55,134
NGL revenues	305	15,639	15,944	1,209	37,202	38,411
Natural gas revenues	2,220	8,207	10,427	7,297	19,424	26,721
Realized gain/(loss) on commodity contracts	707	638	1,345	111	977	1,088
Revenues including realized hedging	17,732	26,720	44,452	57,264	64,090	121,354
Unrealized mark-to-market gain/(loss) on commodity contracts	4,050	2,082	6,132	5,663	2,730	8,393
Revenues including commodity contracts	21,782	28,802	50,584	62,927	66,820	129,747

In Q3 2011, revenues before unrealized mark-to-market gains on commodity contracts increased 30% percent to $44.5 million from $34.3 million in Q3 2010 due to increased prices for oil and NGLs and increased NGL and natural gas production which were partially offset a lower realized gain on commodity contracts.

Oil revenues for Q3 2011 increased 6% to $16.7 million compared to $15.7 million in Q3 2010 which was the result of a 20% increase in sales price received for oil which was partially offset by a 11% decrease in production volumes.  NGL revenues for Q3 2011 increased 89% to $15.9 million from $8.4 million in Q3 2010 which was the result of a 49% increase in production volumes and a 27% increase in sales price received for NGLs.  Natural gas revenues for Q3 2011 increased 30% to $10.4 million from $8.0 million in Q3 2010 which was the result of a 42% increase in production volumes partially offset by an 8% decrease in the sales price received for natural gas.

In Q3 2011, there was a lower realized gain on commodity contracts of $1.3 million compared to a $2.1 million realized gain in Q3 2010 due to higher Q3 2011 oil prices and a lower price hedged for natural gas prices compared to Q3 2010.  The unrealized mark-to-market gain on commodity contracts in Q3 2011 was $6.1 million compared to a loss of $1.7 million during Q3 2010.  The unrealized mark-to-market gain on commodity contracts in Q3 2011 was mainly due to the decrease in the price for oil and natural gas at September 30, 2011 compared to June 30, 2011.

For the nine months ended September 30, 2011, revenues before unrealized mark-to-market losses on commodity contracts increased 11% percent to $121.4 million from $109.0 million during the same period in 2010 as increases in revenues from oil and NGLs sales were partially offset by decreased revenues from natural gas sales and a lower realized gain from commodity contracts.

For the nine months ended September 30, 2011, oil revenues increased 19% to $55.1 million compared to $46.2 million during the same period in 2010 which was the result of a 19% increase in sales price received for oil and oil production remaining relatively the same for both periods.  For the nine months ended September 30, 2011, NGL revenues increased 34% to $38.4 million from $28.8 million during the same period in 2010 which was the result of an 18% increase in sales price received for NGLs and a 13% increase in production volumes.  For the nine months ended September 30, 2011, natural gas revenues decreased 9% to $26.7 million from $29.5 million during the same period in 2010 which was the result of a 13% decrease in the sales price received for natural gas which was partially offset by a 4% increase in production volumes.

For the nine months ended September 30, 2011, the realized gain on commodity contracts was $1.1 million compared to a gain of $4.6 million during the same period in 2010 mainly due to higher 2011 oil prices and a lower price hedged for natural gas during 2011 compared to 2010.  For the nine months ended September 30, 2011, the unrealized mark-to-market gain on commodity contracts was to $8.4 million compared to a gain of $2.4 million during the same period in 2010.  The unrealized mark-to-market gain on commodity contracts in 2011 was mainly due to the oil and natural gas commodity contracts entered into during Q1 2011 combined with the subsequent decrease in commodity prices.

For 2011 planning purposes, the Company uses US$90.00 per bbl for WTI, US$4.50 per mmbtu for NYMEX natural gas, $3.75 per GJ for AECO natural gas, an exchange rate of CAD$1.000:US$1.025 and a discount of 47% from US$ WTI for US NGL pricing.

For 2012 planning purposes, the Company uses US$90.00 per bbl for WTI, US$4.00 per mmbtu for NYMEX natural gas, $3.50 per GJ for AECO natural gas, an exchange rate of CAD$1.000:US$0.975 and a discount of 47% from US$ WTI for US NGL pricing.

COMMODITY CONTRACTS

The Company has a formal risk management policy which permits management to use specified price risk management strategies for up to 50% of its projected gross crude oil, natural gas and NGL production including fixed price contracts, costless collars and the purchase of floor price options and other derivative instruments to reduce the result of price volatility and ensure minimum prices for a maximum of 24 months beyond the current date.  The program is designed to provide price protection on a portion of Equal’s future production in the event of adverse commodity price movement, while retaining exposure to upside price movements.  By doing this, Equal seeks to provide a measure of stability and predictability of cash inflows to enable it to carry out its planned capital spending programs.  Based on Q3 2011 average production, the Company has approximately 40% of its natural gas and 51% of its oil hedged, which is equivalent to 30% of its total production, for the balance of 2011.  For 2012, based on Q3 2011 average production, the Company has 25% of its natural gas and 26% of its oil hedged which is equivalent to 17% of its total production.

The mark-to-market value of the commodity contracts is determined based on the estimated fair value as at September 30, 2011 that was obtained from the counterparties to the economic hedges.  Equal then evaluates the reasonableness of the valuations in comparison to the value of other commodity contracts it currently owns as well as recently quoted prices received from other counterparties for various commodity contracts.  The Company deals with large, credit-worthy financial institutions to diversify its counterparty risk.  The credit worthiness of each counterparty is assessed at the time of purchase of each financial instrument and is regularly assessed based on any new information regarding the counterparty.

At September 30, 2011, Equal had the following financial derivatives and fixed price contracts outstanding:
Derivative Instrument	Commodity	Price (2)	Volume per day (2)	Period
Fixed	Gas	4.75 (US$/mmbtu) (4.92 US$/mcf)	2,000 mmbtu (1,932 mcf)	February 1, 2011 – December 31, 2011
Fixed	Gas	4.48 (US$/mmbtu) (4.64 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.53 (US$/mmbtu) (4.69 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.60 (US$/mmbtu) (4.76 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – October 31, 2011
Fixed	Gas	4.50 (US$/mmbtu) (4.66 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed	Gas	4.83 (US$/mmbtu) (5.00 US$/mcf)	2,000 mmbtu (1,932 mcf)	April 1, 2011 – March 31, 2012
Fixed	Gas	4.89 (US$/mmbtu) (5.06 US$/mcf)	5,000 mmbtu (4,831 mcf)	July 1, 2011 – December 31, 2011
Fixed	Gas	4.95 (US$/mmbtu) (5.12 US$/mcf)	2,000 mmbtu (1,932 mcf)	January 1, 2012 – December 31, 2012
Fixed	Gas	5.00 (US$/mmbtu) (5.18 US$/mcf)	5,000 mmbtu (4,831 mcf)	January 1, 2012 – December 31, 2012

Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.33 US$/mmbtu ($0.34 US$/mcf)	5,000 mmbtu (4,831 mcf)	April 1, 2011 – October 31, 2011
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.245 US$/mmbtu ($0.254 US$/mcf)	5,000 mmbtu (4,831 mcf)	July 1, 2011 – December 31, 2011
Fixed Basis Differential (1)	Gas	Differential Fixed @ $0.35 US$/mmbtu ($0.36 US$/mcf)	7,000 mmbtu (6,763 mcf)	January 1, 2012 – December 31, 2012

Fixed	Oil	89.66 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	90.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	93.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.00 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	94.60 ($/bbl)	200 bbl	January 1, 2011 – December 31, 2011
Fixed	Oil	98.40 ($/bbl)	200 bbl	April 1, 2011 – December 31, 2011
Collar	Oil	Floor 95.00 Ceiling 125.00 (US$/bbl)	200 bbl	May 1, 2011 – December 31, 2011
Fixed	Oil	100.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	101.05 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
Fixed	Oil	103.00 ($/bbl)	200 bbl	January 1, 2012 – December 31, 2012
(1)	NYMEX / Southern Star (Oklahoma) basis differential.
(2)	Conversion rates of 1.0350 mmbtu per mcf and 1.0194 GJ per mcf.

As at September 30, 2011 the above commodity contracts had a net mark-to-market asset position of $7.8 million compared to a net liability balance of $0.8 million on December 31, 2010.  This change relates primarily to the oil and natural gas contracts entered into during 2011 which have prices higher than the market prices at September 30, 2011.

ROYALTIES

Royalties include crown, freehold and overriding royalties, production taxes and wellhead taxes.  Royalties vary depending on the jurisdiction, volumes that are produced, total volumes sold and the price received.  On an overall basis, royalties increased in Q3 2011 compared to Q3 2010 due to higher NGL and natural gas volumes produced and prices received for oil and NGLs.  On a per boe basis, Q3 2011 royalties were higher due to the higher prices received for oil and NGLs compared to Q3 2010 as Canadian royalty rates vary by price received.

Royalties (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Royalties	9,141	6,648	38%	24,549	22,367	10%
As a percentage of revenues before commodity contracts	21%	21%		20%	21%
Royalties per boe ($)	8.82	8.23	7%	9.17	8.83	4%

Royalties by Geographic Area (in thousands of Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30, 2011		Nine months ended September 30, 2011
	Canada	U.S.	Canada	U.S.
Royalties	2,851	6,290	9,388	15,161
As a percentage of revenues before commodity contracts	16%	24%	16%	24%
Royalties per boe ($)	9.83	8.43	10.03	8.71

In Q3 2011, royalties increased 38% to $9.1 million from $6.6 million in Q3 2010 primarily due to higher oil, NGL and natural gas revenues.  As a percentage of revenues before commodity contracts, royalties in Q3 2011 were consistent with Q3 2010 due to lower royalties on new horizontal oil wells drilled in Alberta being offset by higher royalties in Oklahoma as a result of increased production.  Q3 2011 royalties increased 12% compared to Q2 2011 royalties of $8.1 million due to higher oil, NGL and natural gas revenues in Q3 2011.

During the nine months ended September 30, 2011, royalties increased 10% to $24.5 million from $22.4 million from the same period in 2010 primarily as a result of higher oil, NGL and natural gas revenues.

Royalty rates as a percentage of revenues will continue to slightly decrease compared to 2010 due to the planned drilling of horizontal wells in Canada which have initial royalty rates of 5% and the drilling of horizontal Hunton wells which receive a 6% production tax rebate for the first 48 months resulting in approximately 20% royalties on new wells in Oklahoma.

PRODUCTION EXPENSE

Production Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Production expense	11,514	9,589	20%	31,126	27,357	14%
Production expense per boe ($)	11.11	11.88	(6%)	11.63	10.80	8%

In Q3 2011, production expenses increased 20% to $11.5 million from $9.6 million in Q3 2010.  Production expense on a per boe basis decreased 6% to $11.11 per boe in Q3 2011 compared to $11.88 per boe in Q3 2010 mainly due to the production from the Hunton acquisition in Q2 2011 having lower than average operating costs per boe which was partially offset by production declines in mature properties with a high proportion of fixed costs.  Q3 2011 production costs decreased 11% compared to $12.49 per boe in Q2 2011 primarily due to the Hunton acquisition on June 1, 2011 which have a lower than average operating cost per boe.

For the nine months ended September 30, 2011, production costs increased 14% to $31.1 million from $27.4 million compared to the same period in 2010.  For the nine months ended September 30, 2011, production expense on a per boe basis increased 8% to $11.63 per boe from $10.80 per boe during the same period in 2010 mainly due production declines in mature properties with a high proportion of fixed costs.

On October 26, 2011, the Company announced that it entered into definitive agreements to sell several non-core properties in Canada.  With the disposition of these non-core properties, Equal expects to realize lower operating costs and interest expense resulting in improved cash netbacks of approximately $3.50 per boe.

Production Expense by Geographic Area (in thousands except for per boe amounts)
	Three months ended September 30, 2011		Nine months ended September 30, 2011
	Canada	U.S.	Canada	U.S.
Production expenses	6,814	4,700	19,536	11,590
Production expenses per boe ($)	23.50	6.30	20.86	6.66

Canadian Operations

In Canada for Q3 2011, production expenses were $6.8 million which was consistent with Q3 2010.  On a per boe basis, production expenses increased 23% to $23.50 per boe in Q3 2011 compared to $19.16 per boe in Q3 2010 due to the sale of gas weighted properties in 2010 having lower average production costs per boe and production declines in mature properties with a high proportion of fixed costs.  Q3 2011 production costs per boe increased 13% compared to $20.79 per boe in Q2 2011 due to the downtime in Desan associated with our third party processor’s turnaround combined with additional power and workover costs incurred in the quarter.

In Canada for the nine months ended September 30, 2011, production expenses decreased to $19.5 million compared to $19.7 million during the same period in 2010.  On a per boe basis, production expenses increased 23% to $20.86 per boe compared to $16.95 per boe during the same period in 2010 mainly due to additional costs from an extremely wet first 6 months of the year (maintenance and labour) which contributed $0.51 per boe and the sale of gas weighted properties in 2010 having lower average production costs per boe as well and production declines in mature properties with a high proportion of fixed costs.

U.S. Operations

In the U.S. for Q3 2011, production expenses increased by 68% to $4.7 million from $2.8 million.  On a per boe basis they were relatively flat at $6.30 per boe compared to $6.23 per boe in Q3 2010.  Overall production expenses increased due to the increased volumes from the Hunton acquisition in Q2 2011.  Q3 2011 production expenses per boe decreased by 16% compared to Q2 2011 production expenses of $7.49 per boe due to the production from the Hunton acquisition having lower average production costs and the increased production from the new wells drilled in Q3 2011.

In the U.S. for the nine months ended September 30, 2011, production expenses increased by 51% to $11.6 million from $7.7 million during the same period in 2010 and on a per boe basis they increased by 19% to $6.66 per boe versus $5.59 per boe during the same period in 2010.  On an overall basis, the increase in production expenses is due to the Hunton acquisition in Q2 2011 and one-time maintenance on a number of water disposal wells which is expected to be complete before the end of the year.  The increase in cost per boe is a result of additional rental equipment ($0.30 per boe), rising service company and materials prices ($0.28 per boe) as well as an increase in insurance premiums ($0.04 per boe).

TRANSPORTATION EXPENSE

Transportation expense is a function of the point of legal transfer of the product and is dependent upon where the product is sold, production split, location of properties as well as industry transportation rates that are driven by supply and demand of available transport capacity.

Transportation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Transportation expense	400	499	(20%)	1,322	1,741	(24%)
Transportation expense per boe ($)	0.39	0.62	(37%)	0.49	0.69	(29%)

In Q3 2011, transportation costs decreased 37% to $0.39 per boe from $0.62 per boe in Q3 2010 and decreased 32% compared to $0.57 per boe in Q2 2011.

For the nine months ended September 30, 2011, transportation costs decreased 29% to $0.49 per boe from $0.69 per boe during the same period in 2010.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense (“G&A”) decreased by 42% in Q3 2011 compared to Q3 2010 on a total dollar basis and decreased by 55% on a per boe basis.

General and Administrative Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Gross G&A expense	3,780	5,925	(36%)	12,942	16,699	(22%)
Capitalized	(387)	21	(100%)	(1,261)	(1,435)	(12%)
Recoveries	(628)	(1,151)	45%	(1,984)	(2,335)	(15%)
G&A expense	2,765	4,795	(42%)	9,697	12,929	(25%)
G&A expense per boe ($)	2.67	5.94	(55%)	3.62	5.10	(29%)

In Q3 2011, G&A costs were $2.8 million ($2.67 per boe) compared to $4.8 million ($5.94 per boe) in Q3 2010.  The decrease in G&A is mainly due to $1.6 million in legal fees in Q3 2010 related to court proceedings involving a former joint venture participant that ended during Q2 2011 and Equal’s focus on cost management.  Q3 2011 G&A costs were relatively flat with Q2 2011 G&A costs of $2.7 million.

For the nine months ended September 30, 2011, G&A costs were $9.7 million ($3.62 per boe) compared to $12.9 million ($5.10 per boe) during the same period in 2010.  The decrease in G&A is mainly due to professional fees incurred in 2010 for the Plan of Arrangement for the conversion from a trust to a corporation and legal fees related to court proceedings involving a former joint venture participant that ended during Q2 2011.

Equal anticipates that Q4 2011 G&A costs will be consistent with Q3 2011 since the legal proceedings with a joint venture participant were resolved in the first half of 2011.

INTEREST EXPENSE

The cash portion of interest expense in Q3 2011 was $2.9 million which was comprised of interest on long-term debt of $1.3 million and interest on convertible debentures of $1.6 million.  The non-cash portion of interest expense in Q3 2011 was $0.2 million for the accretion of convertible debentures.

Interest Expense (in thousands of Canadian except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Cash interest expense on long-term debt	1,344	510	164%	2,909	1,903	53%
Cash interest expense on convertible debentures	1,566	2,480	(37%)	5,633	7,285	(23%)
Cash interest income	-	(175)	(100%)	(27)	(718)	(96%)
Subtotal cash interest expense	2,910	2,815	3%	8,515	8,470	1%
Non-cash amortization of premium on convertible debentures	-	(30)	(100%)	(21)	(42)	(50%)
Non-cash accretion on convertible debentures	205	-	100%	546	-	100%
Total interest expense	3,115	2,785	12%	9,040	8,428	7%
Cash interest expense per boe on long-term debt ($)	1.30	0.63	106%	1.09	0.75	45%
Cash interest expense per boe on convertible debentures ($)	1.51	3.07	(51%)	2.11	2.88	(27%)
Cash interest income per boe ($)	-	(0.21)	(100%)	(0.01)	(0.29)	(97%)
Total cash interest expense per boe ($)	2.81	3.49	(19%)	3.19	3.34	(4%)

In Q3 2011, cash interest expense increased 3% to $2.9 million from $2.8 million in Q3 2010 due to an increase in the amount borrowed on the credit facility which was offset by the lower interest paid on the convertible debentures.  The amount borrowed from the bank credit facility was used in part to acquire the Hunton assets from a former joint venture participant in June 2011.  The lower interest on convertible debentures is due to a lower amount of debentures outstanding at lower coupon rates.  Q3 2011 interest expense was higher than the $2.6 million cash interest expense in Q2 2011 due to the increase in borrowed funds from the credit facility.

For the nine months ended September 30, 2011, cash interest expense was $8.5 million which is consistent with the same period in 2010.  The lower cash interest expense on convertible debentures was offset by interest on the higher amount outstanding on the credit facility and lower interest income.

On October 26, 2011, the Company announced that it entered into definitive agreements to sell several non-core properties in Canada.  With the disposition of these non-core properties, Equal expects to realize lower operating costs and interest expense resulting in improved cash netbacks of approximately $3.50 per boe.

Equal’s long-term debt balance at September 30, 2011 was $141.5 million compared to $24.9 million at December 31, 2010.  The increase is due to use of the credit facility to redeem part of the 8.0% convertible debentures in March 2011 ($39.6 million), the purchase of the Hunton acquisition in June 2011 ($40.5 million), capital spending in excess of cash flows for the first nine months of 2011 ($27.7 million) and an unrealized foreign exchange loss on U.S. dollar denominated debt ($9.2 million).  The average interest rate on long-term debt for Q3 2011 was 2.98% and the rate as of November 8, 2011 is approximately 3.24%.

SHARE-BASED COMPENSATION EXPENSE

Share-Based Compensation Expense (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Gross share-based compensation expense	1,476	471	213%	2,916	2,706	8%
Capitalized	(125)	(51)	145%	(182)	(241)	(24%)
Share-based compensation expense	1,351	420	222%	2,734	2,465	11%
Share-based compensation expense per boe ($)	1.30	0.52	150%	1.02	0.97	5%

In Q3 2011, non-cash share-based compensation expense was $1.4 million compared to $0.4 million in Q3 2010 and $1.0 million in Q2 2011.  The Q3 2011 increase in the share-based compensation expense is due to the higher number of restricted shares and options outstanding during the period that were issued in May 2011 which is in advance of the normal issuance of the last quarter of each year.

For the nine months ended September 30, 2011, non-cash share-based compensation expense was $2.7 million compared to $2.5 million during the same period in 2010.  The increase in the share-based compensation expense is due to the higher number of restricted shares and options outstanding during the period that were issued in May 2011 which is in advance of the normal issuance of the last quarter of each year.

DEPLETION AND DEPRECIATION (“D&D”)

Depletion and Depreciation (in thousands Canadian dollars except for percentages and per boe amounts)
	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
D&D	13,872	13,107	6%	36,183	37,314	(3%)
D&D per boe ($)	13.39	16.23	(17%)	13.52	14.73	(8%)

In Q3 2011, D&D expenses increased 6% to $13.9 million ($13.39 per boe) compared to $13.1 million ($16.23 per boe) in Q3 2010.  The increase in D&D expenses in Q3 2011 compared to Q3 2010 is mainly due to the 28% increase in production partially offset by the effect of low cost reserve additions from the Hunton acquisition in Q2 2011.  Q3 2011 D&D expenses increased 20% compared to $11.6 million in Q2 2011 due to the 19% increase in production.

For the nine months ended September 30, 2011, D&D expenses decreased 3% to $36.2 million ($13.52 per boe) compared to $37.3 million ($14.73 per boe) during the same period in 2010.  The decrease in D&D expenses for the nine months ended September 30, 2011, compared to the same period in 2010 is mainly due to the effect of low cost reserve additions from the Hunton acquisition in Q2 2011 partially offset by the 6% increase in production.

ACCRETION OF DECOMMISSIONING PROVISION

In Q3 2011 and 2010, the accretion of the decommissioning provision was $0.2 million.

For the nine months ended September 30, 2011 and 2010, the accretion of the decommissioning provision was $0.5 million and $0.6 million, respectively.

GAIN/LOSS ON DISPOSAL OF ASSETS

In Q3 2011, there was a gain on disposal of minor assets of $1.2 million and no gain or loss in Q3 2010.

For the nine months ended September 30, 2011, the gain on disposal of minor assets was $0.8 million compared to a gain of $1.8 million during the same period in 2010.

TRANSACTION COSTS FOR ASSET ACQUISITION

In Q3 2011 and for the nine months ended September 30, 2011, transaction costs comprised of legal and financial advisory fees related to the Hunton acquisition were $0.1 million and $1.8 million, respectively.

REDEMPTION PREMIUM ON CONVERTIBLE DEBENTURES

In Q3 2011, $368 thousand in face value of Equal’s 8.25% convertible debentures were cancelled pursuant to the normal course issuer bid which resulted in a redemption premium of $7 thousand.

For the nine months ended September 30, 2011, the redemption premium on convertible debentures was $1.9 million which is mainly the result of Equal’s 8% convertible debentures redeemed in Q1 2011.

FOREIGN EXCHANGE

In Q3 2011, there was a foreign exchange loss of $9.9 million compared to a gain of $1.6 million in Q3 2010.  For the nine months ended September 30, 2011, the foreign exchange loss was $9.8 million compared to a gain of $1.4 million for the same period in 2010.  The foreign exchange loss is a result of the long-term debt balance of US$135.0 million being revalued on September 30, 2011 at the closing exchange rate of CDN$1.0482 per US$1.00 and will fluctuate with the exchange rate until the loan is settled.

TAXES

In Q3 2011, the deferred income tax expense was $2.0 million compared to the deferred income tax reduction of $1.1 million in Q3 2010.

For the nine months ended September 30, 2011, the deferred income tax expense was $1.1 million compared to a deferred income tax reduction of $1.3 million during the same period 2011.

The effective rate of the deferred income tax expense is predominately due to the different tax jurisdictions where Equal operates and the result of items not deductible for tax in relation to the unrealized foreign exchange losses.

NET INCOME / LOSS

Q3 2011 had a loss of $2.6 million (loss of $0.08 per share) compared to a loss of $3.1 million (loss of $0.11 per share) in Q3 2010.  The decrease in the loss in Q3 2011 compared to Q3 2010 was mainly the result of increased revenues from oil, NGLs and natural gas, an unrealized gain on commodity contracts, lower G&A expenses and lower depletion per boe from the low cost reserve additions which were partially offset by higher royalties, production expenses, share-based compensation and an unrealized foreign exchange loss.

For the nine months ended September 30, 2011, net income was $0.5 million ($0.02 per share) compared to a loss of $4.1 million (loss of $0.17 per share) during the same period in 2010.  The net income in the nine months ended September 30, 2011 compared a loss in the same period in 2010 was mainly the result of increased revenues from oil, NGLs and natural gas, an unrealized gain on commodity contracts, lower G&A expenses and lower depletion per boe from the low cost reserve additions which were partially offset by a lower realized gain on commodity contracts, higher royalties and production expenses and an unrealized foreign exchange loss.

NON-GAAP FINANCIAL MEASURES

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as cash flow netback, funds from operations and working capital including long-term debt to analyze financial performance.  Management feels that these KPIs and benchmarks are key measures of profitability and overall sustainability for Equal.  These KPIs and benchmarks as presented do not have any standardized meanings prescribed by IFRS and previous Canadian GAAP and therefore may not be comparable with the calculation of similar measures presented by other entities.

Cash Flow Netback

Management uses cash flow netback to analyze the profitability of its operations.  Cash flow netback, as presented, is not intended to represent an alternative to net income (loss) or other measures of financial performance calculated in accordance with GAAP.  All references to cash flow netback throughout this MD&A are based on the reconciliation in the following table:

Cash Flow Netback (in thousand of Canadian dollars, except for per share and per boe amounts)
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Net income/(loss)	(2,642)	(3,111)	468	(4,096)
Share-based compensation	1,351	420	2,734	2,465
Depletion and depreciation	13,872	13,107	36,183	37,314
Non-cash interest on convertible debentures	205	(30)	525	(42)
Accretion of decommissioning provision	153	179	528	577
Unrealized commodity contracts (gain)/loss	(6,132)	1,653	(8,393)	(2,428)
(Gain)/loss on sale of disposal of assets	(1,183)	-	(826)	(1,805)
Transaction costs for asset acquisition	57	-	1,767	-
Redemption premium on convertible debentures	7	-	1,904	-
Revaluation of convertible debentures	-	-	-	5,295
Amortization of trust unit issue costs	-	-	-	1,000
Unrealized foreign exchange (gain)/loss	9,704	303	9,593	329
Deferred tax (reduction)/expense	2,043	(1,119)	1,134	(1,307)
Funds from operations	17,435	11,402	45,617	37,302
Total volume (mboe)	1,036	807	2,676	2,534
Cash flow netback (non-GAAP) ($ per boe)	16.83	14.12	17.05	14.72

Funds from Operations

Management uses funds from operations to analyze operating performance and leverage.  Funds from operations, as presented, is not intended to represent cash provided by operating activities nor should it be viewed as an alternative to cash provided by operating activities or other measures of financial performance calculated in accordance with GAAP.  All references to funds from operations throughout this MD&A are based on cash provided by operating activities, before changes in non-cash working capital, as reconciled in the table below:

Funds from Operations (in thousands of Canadian dollars)
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Cash provided by operating activities	14,490	10,473	41,963	24,095
Changes in non-cash working capital items	2,260	293	638	11,917
Decommissioning provision costs incurred	628	636	1,249	1,290
Transaction costs for asset acquisition	57	-	1,767	-
Funds from operations	17,435	11,402	45,617	37,302

In Q3 2011, funds from operations increased by 53% to $17.4 million from $11.4 million in Q3 2010.  The increase in funds from operations is mainly due to the increase in commodity prices for oil and NGLs, the increase in production of NGLs and natural gas and the decrease in G&A expenses which were partially offset by the increase in royalties and the decrease in prices for natural gas.

For the nine months ended September 30, 2011, funds from operations increased 22% to $45.6 million from $37.3 million during the same period in 2010 primarily due to the increase in commodity prices for oil and NGLs, the increase in production of NGLs and natural gas and the decrease in G&A expenses which were partially offset by the lower realized gain on commodity contracts, higher production expenses and higher royalties.

CAPITAL EXPENDITURES

Capital Expenditures (in thousands of Canadian dollars except for percentages)
	Three months ended September 30			Nine months ended September 30
	2011	2010	Change	2011	2010	Change
Property, plant and equipment expenditures	29,435	18,390	60%	61,831	45,647	35%
Exploration and evaluation expenditures	(141)	630	(122%)	11,471	6,578	74%
Asset acquisition (1)	-	-	0%	91,656	-	100%
Amounts recovered under agreement	-	-	0%	-	(3,503)	(100%)
Dispositions	(2,000)	(24,002)	(92%)	(2,205)	(26,232)	(92%)
Total	27,294	(4,982)	(648%)	162,753	22,490	624%

(1) Includes the settlement of $5.6 million (US$5.8 million) in receivables from a former joint venture participant.

During the nine months ended September 30, 2011, Equal’s net capital expenditures were $162.8 million, of which Equal spent $165.0 million in total capital expenditures and received $2.2 million from dispositions of non-core properties.

Expenditures in Canada for the nine months ended September 30, 2011, totaled $43.5 million and dispositions totaled $2.2 million.  The major components of these expenditures include:
•	$32.0 million on wells, drilling and workovers;
•	$7.9 million on facilities and other equipment maintenance;
•	$2.7 million on land and seismic acquisition; and
•	$0.9 million related to the capitalization of certain G&A costs attributable to exploration and development activities.

Expenditures in the U.S. for the nine months ended September 30, 2011, totaled $121.5 million.  The major components of these expenditures include:
•	$91.7 million to acquire the working interests in shared wells from a former joint venture participant (US$95.0 million at $0.965 CAD/USD);
•	$23.7 million related to wells, drilling and workovers;
•	$1.9 million on acquisitions of land for future development in Oklahoma;
•	$3.9 million on capital enhancements; and
•	$0.3 million related to the capitalization of certain G&A costs attributable to exploration and development activities.

Equal’s near term drilling will be focused on light oil targets and liquids-rich gas targets.  Alberta-based Cardium and Viking resource plays have operating margins significantly higher than the Company’s current average Canadian production and will be the focus of Equal’s capital program in Canada.  Liquids-rich natural gas drilling commenced in March 2011 in Oklahoma with 12 wells drilled and rig released in the first nine months of 2011 and one more well expected to be rig released in Q4 2011.  With this focus on light oil and liquids-rich natural gas, Equal expects its cash flow netback to improve over time.

Equal has higher working interest and operates all of its drilling and therefore can dictate the pace and targets of its drilling programs.  The Company can adjust quickly to the changes in commodity prices if necessary.  Equal has an extensive multiple year drilling inventory so it can increase capital spending in a higher commodity price environment and has the financial flexibility to do so with its credit facility.

During Q3 2011, Equal rig released a total of twelve wells.  In Canada, the Company rig released one Lochend Cardium well and three Alliance Viking wells.  In the Oklahoma Hunton play, four horizontal wells were rig released in the Twin Cities/Central Dolomite area and four vertical wells were rig released in the Big Bird and K-9 areas.  Eleven wells are on production with the last well to be tied in by mid-November.  All vertical wells in the Q3 2011 program also preserve the Company's rights in the emerging Mississippian oil play by virtue of Hunton production.  In addition during Q3 2011, the Company tested and tied in a productive vertical Mississippian well drilled in Q2 2011 as a proof of concept.  This well awaits a future fracture stimulation to demonstrate its full potential.

Equal will finish its last Hunton horizontal well for 2011 in Q4 2011.  This program will start up again in January 2012.  Also late in Q4 2011, Alliance Viking drilling is planned to recommence and continue into Q1 2012.

Equal accounts for its investment in its U.S. operations as a self-sustaining operation which means the capital assets associated with the U.S. operations (as well as all other balance sheet accounts for the U.S. operations) are subject to revaluation to the current exchange rate at each balance sheet date.  At September 30, 2011, the exchange rate was CDN$1.0482 per US$1.00.  The result of this revaluation is a change in the carrying value of the U.S. assets from period to period.

As of September 30, 2011, Equal has commitments for the following payments over the next five years:

Commitments
(in thousands of Canadian dollars)	2011	2012	2013	2014 – 2015	Total
Long-term debt (1)	-	-	141,507	-	141,507
Interest on long-term debt (2)	874	3,495	1,748	-	6,117
Convertible debentures (3)	-	39,212	-	-	39,212
Interest on convertible debentures (3)	2,376	4,655	3,038	6,076	16,145
Accounts payable & accrued liabilities	35,338	-	-	-	35,338
Office leases (4)	451	1,230	1,186	2,177	5,044
Vehicle and other operating leases	70	209	75	4	358
Total obligations	39,109	48,801	147,554	8,257	243,721
(1)  Assumes the credit facilities are not renewed on June 24, 2012.  As at September 30, 2011, the long-term debt balance consisted of US$135.0 million converted at the closing exchange rate of CDN$1.0482 per US$1.00.
(2)  Assumes an interest rate of 2.47% (the rate on September 30, 2011).
(3)  The 6.75% convertible debentures with an outstanding face value of $45.0 million mature on March 31, 2016.
(4)  Future office lease commitments may be reduced by sublease recoveries totaling $0.2 million.

LIQUIDITY & CAPITAL RESOURCES

On February 9, 2011, Equal issued $45.0 million of convertible unsecured junior subordinated debentures with a face value of $1,000 per debenture that mature on March 31, 2016 and bear interest at 6.75% per annum paid semi-annually on March 31 and September 30 of each year.  The 6.75% convertible debentures are convertible at the option of the holder into shares at any time prior to the maturity date at a conversion price of $9.00 per share.

Also on February 9, 2011, Equal issued a redemption notice to fully redeem its outstanding 8% convertible debentures whereby the outstanding principal amount $79.9 million was redeemed on March 14, 2011.  The proceeds from the 6.75% convertible debentures, in addition to the credit facility, were used to redeem the outstanding 8% convertible debentures.  The issue of new 5-year convertible debentures and the redemption of the 8% convertible debentures which was due December 31, 2011 significantly extended the overall term of the Company’s outstanding debt and reduced borrowing costs.

On May 19, 2011, Equal completed a $50.3 million bought deal financing of 6,850,000 common shares at a price of $7.35 per common share.  Proceeds from the bought deal were used to acquire, in part, Petroflow’s interests in assets developed pursuant to the now terminated farmout agreement between the Company and Petroflow.

Development activities and acquisitions may be funded internally through cash flow or through external sources such as debt or the issuance of equity.  The Company finances its operations and capital activities primarily with funds generated from operating activities, but also through the issuance of shares, debentures and borrowing from its credit facility.  The amount of equity Equal may raise through the issuance of shares depends on many factors including projected cash needs, availability of funding through other sources, share price and the state of the capital markets.  The Company believes its sources of cash, including bank debt and funds from operations, will be sufficient to fund its operations and anticipated capital expenditure program in 2011.  Equal’s ability to fund its operations will also depend on operating performance and is subject to commodity prices and other economic conditions which may be beyond its control.  The Company will monitor commodity prices and adjust the 2011 capital expenditure program to stay within its means.  The Company operates all of its drilling programs and as a result, can control the pace and targets of its capital spending to react quickly to changes in cash flow to ensure ongoing financial flexibility.

Equal’s capital structure at September 30, 2011 is as follows:
	September 30, 2011		December 31, 2010
Capitalization (in thousand of Canadian dollars except percentages)	Amount	%	Amount	%
Long-term debt (1)	141,507	37%	24,865	8%
Working capital deficit (surplus)(1) excluding long-term debt	357	0%	11,878	3%
Working capital deficit (2) including long-term debt	141,864	37%	36,743	11%
Convertible debentures	80,332	21%	119,902	37%
Shares issued, at market (3)	158,395	42%	169,584	52%
Total capitalization	380,591	100%	326,229	100%
(1)	As at September 30, 2011, the long-term debt balance consisted of US$135.0 million converted at the closing exchange rate of CDN$1.0482 per US$1.00.
(2)	Working capital deficit excludes convertible debentures, deferred revenues and unrealized gains and losses on commodity contracts.
(3)	The market price of Equal’s shares on September 30, 2011 was $4.56 per share (December 31, 2010 – $6.12 per share).

Long-term Debt

Long-term debt is represented by the amounts drawn on the Bank Credit Facility.  At September 30, 2011, Equal’s long-term debt consisted of US$135.0 million which was the equivalent of CDN$141.5 million converted at the closing exchange rate of CDN$1.0482 per US$1.00.  This increase of $116.6 million from $24.9 million at December 31, 2010 is mainly due to the use of the credit facility for a portion of the early redemption of the 8% convertible debentures, the Hunton acquisition in Oklahoma and the Company’s capital program.  The CDN$ to US$ noon rate on November 8 was CDN$1.014 per US$1.00 resulting in the US$135.0 million long-term debt balance to have an equivalent CDN$ value of $136.9 million.

Equal has credit facilities with its banking syndicate that includes revolving and operating credit facilities which have a borrowing capacity of CDN$200.0 million.

Equal monitors capital using an interest coverage ratio that has been externally imposed as part of the credit agreement.  Equal is required to maintain an interest coverage ratio greater than 3.00 to 1.00; this ratio is calculated as follows:

	As at
(in thousands of Canadian dollars except for ratios)	September 30, 2011	December 31, 2010
Interest coverage (1):
Cash flow over the prior four quarters	63,509	58,688
Interest expenses over the prior four quarters	11,401	12,048
Interest coverage ratio	5.57 : 1.00	4.87 : 1.00
(1)	These amounts are defined terms within the credit agreements.

Working Capital

The working capital deficiency at September 30, 2011 was $0.4 million compared to a working capital deficiency at December 31, 2010 of $11.9 million due to an increase of $10.0 million in working capital from a settlement agreement with JV Participant, an increase in cash of $1.9 million and an increase in accounts receivable of $3.6 million offset by an increase in accounts payable of $4.0 million.

	As at
Working Capital (in thousands of Canadian dollars)	September 30, 2011	December 31, 2010
Working capital (deficit) (1)	(357)	(11,878)
(1)	Working capital excludes deferred revenues and commodity contracts.

Convertible Debentures

As at September 30, 2011, Equal had $80.3 million of convertible debentures outstanding with a face value of $84.2 million.  During Q3 2011, Equal made the necessary filings, and received the necessary approvals, to renew its normal course issuer bid for its 8.25% convertible debentures.  The normal course issuer bid is effective until June 30, 2012.

During 2011, $436 thousand in face value of the 8.25% convertible debentures were cancelled pursuant to the normal course issuer bid.

The debentures have the following conversion prices:
•	EQU.DB.A – $20.40. Each $1,000 principal amount of EQU.DB.A debentures is convertible into approximately 49.02 Equal shares. Mature on June 30, 2012.
•	EQU.DB.B – $9.00. Each $1,000 principal amount of EQU.DB.B debentures is convertible into approximately 111.11 Equal shares. Mature on March 31, 2016.

EQUITY INFORMATION

Equal is capitalized through a combination of shares and convertible debt.  Equal also has a share option plan and restricted share plan.  The following table outlines the outstanding equity instruments:
Outstanding Equity Data as at	November 8, 2011	September 30, 2011	December 31, 2010
Shares	34,744,492	34,735,677	27,709,859
Share options	1,419,105	1,419,105	1,058,152
Restricted shares	976,696	985,511	507,759
6.75% Convertible debentures ($1,000 per debenture)	45,000	45,000	-
8.0% Convertible debentures ($1,000 per debenture)	-	-	80,127
8.25% Convertible debentures ($1,000 per debenture)	39,122	39,212	39,648

OUTLOOK

Equal Energy is inventory-rich with approximately six years of drilling inventory based on projected 2012 cash flow.  The Company’s two light oil resource plays in Canada provide strong cash flow due to the high prices received for the light oil produced and the low rate royalty structure.  The liquids-rich natural gas play in Oklahoma is highly economic and delivers steady production as well as a large reserve potential.  The ultimate extent of the Mississippian prospects on Equal’s lands has yet to be determined.  The total capital to develop the Mississippian is significant so management is currently assessing alternative ways to accelerate the exploitation of this opportunity.

Capital spending was in excess of cash flow by a significant amount for the first nine months of 2011.  Equal’s capital spending is projected to reach approximately $83 million in 2011 which will exceed its 2011 expected cash flow by approximately $20 million primarily due to the incremental drilling in the K9 and Big Bird Hunton/Mississippian plays.   Management has taken action to reduce debt with Canadian asset sales totaling $49.4 million that were announced October 26, 2011 and are expected to close by December 1, 2011.  Proceeds will go directly to debt reduction.  Specifically, $40 million of the proceeds will be used to retire the 8.25% convertible debenture due on June 30, 2012, which will significantly reduce the Company’s interest costs going forward.  Additionally, Q4 2011 cash flow is expected to be in excess of capital spending, further reducing debt balances.  Outstanding debt at the end of 2011 is expected to be approximately $165 million.

Drilling is expected to re-commence in December 2011 at the Alliance Viking play and in early 2012 at Twin Cities/Central Dolomite Hunton and Lochend Cardium plays.   Capital spending in 2012 is expected to match cash flow and will be focused on the Hunton, Cardium and Viking plays.  The Company operates and has high working interest ownership in each of these plays.  Drilling success rates in all three plays are in excess of 90 percent illustrating the low risk nature of the Company’s prospects.  Management believes the Mississippian potential will provide additional shareholder value.

ENVIRONMENTAL AND CLIMATE CHANGE RISK

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government.  Environmental legislation includes, but is not limited to, operational controls, final site restoration requirements and increasing restrictions on emissions of various substances produced in association with oil and natural gas operations.  Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate, become material.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in Equal’s internal control over financial reporting during the nine months ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, Equal’s internal control over financial reporting.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2011, Equal adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, using a transition date of January 1, 2010.  The financial statements for the three and nine months ended September 30, 2011, including required comparative information, have been prepared in accordance with International Financial Reporting Standards 1, First-time Adoption of International Financial Reporting Standards, and with International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").  Previously, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles.  Unless otherwise noted, 2010 comparative information has been prepared in accordance with IFRS.

The adoption of IFRS has not affected the Company’s operations, strategic decisions and cash flow.  Further information on the IFRS changes are provided in Note 15 in the Notes to the Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

Equal has continuously evolved and documented its management and internal reporting systems to provide assurance that accurate, timely internal and external information is gathered and disseminated.

Equal’s financial and operating results incorporate certain estimates including:
•	estimated depletion and depreciation that are based on estimates of oil and gas reserves;
•	property, plant and equipment is aggregated into cash-generating units based on management’s judgment of their ability to generate largely independent cash flows;
•	estimated future recoverable value of property, plant and equipment that are based on estimates of oil and gas reserves that Equal expects to recover in the future;
•	estimated future recoverable value of assets that are transferred from E&E to property, plant and equipment based on oil and gas reserves;
•	estimated value of decommissioning provision obligations that are dependent upon estimates of future costs and timing of expenditures;
•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices;
•	estimated expenses from Equal’s share-based compensation plans that are based on pricing models such as the Black-Scholes model; and
•	estimated deferred income taxes which are dependent upon tax interpretations, regulations and legislation in various jurisdictions in which the Company operates that are subject to change.

Equal has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates.  Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates.

The Equal leadership team’s mandate includes ongoing development of procedures, standards and systems to allow Equal staff to make the best decisions possible and ensuring those decisions are in compliance with Equal’s environmental, health and safety policies.

ADDITIONAL INFORMATION

Additional information relating to Equal Energy Ltd. can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, as well as on the website at www.equalenergy.ca.

GLOSSARY

AECO	a storage and pricing hub for Canadian natural gas market	mcf	thousand cubic feet of natural gas
bbl or bbls	barrels of oil	mcf per day	thousands of cubic feet of natural gas per day
bbls per day	barrels of oil per day	mmbtu	millions of British Thermal units
boe	barrels of oil equivalent (6 mcf equivalent to 1 bbl)	mmbtu per day	millions of British Thermal units per day
boe per day	barrels of oil equivalent per day	mmcf	millions of cubic feet of natural gas
Cdn$	Canadian dollars	Mwh	megawatt-hour
FD&A	Finding Development & Acquisition Costs	NGL	natural gas liquids (ethane, propane, butane and condensate)
FDC	Future Development Costs	NI 51-101	National Instrument 51-101
GAAP	Canadian Generally Accepted Accounting Principles	NYMEX	New York Mercantile Exchange
GJ	Gigajoule	Q1	first quarter of the year - January 1 to March 31
GORR	Gross overriding royalty	Q2	second quarter of the year - April 1 to June 30
IFRS	International Financial Reporting Standards	Q3	third quarter of the year - July 1 to September 30
LNG	Liquefied Natural Gas	Q4	fourth quarter of the year - October 1 to December 31
mbbl	thousand barrels of oil	US$	United States dollars
mboe	thousands of barrels of oil equivalent	WTI	West Texas Intermediate (oil reference price)

Q3 2011 FINANCIAL REPORT